82-34640

File number ~~82-524~~



FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

28 June 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549


05009430

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

17 June 2005	Tier 1 Hybrid Debt Issue
24 June 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

7/6

any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
* Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
* Member of the Raising Standards Quality Mark Scheme

- Leading-edge systems
  * Single-platform system capable of accommodating high volumes, cost effectively
  * Automated interface with back-office IFA and third party systems with over 50% of business transacted online
  * Winner of Life Insurance Company of the Year at the Professional Pensions UK Pensions Awards 2005
  * Friends Provident is the only company to receive triple 'e' e-Excellence ratings for individual protection and group pensions awarded by the Financial Technology Research Centre in association with Money Marketing 2005

- Fast-growing
  * Market share (UK life and pensions) has increased 27% since listing in 2001
  * Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than £120 billion

- Financially strong
  * Financial strength credit ratings categorised 'strong' (Standard & Poor's A+ with stable outlook, Moody's A2 with positive outlook)
  * Risk Capital Margin covered over six times (31 December 2004)
  * Free Asset Ratio 12.2% (31 December 2004)

- Renowned ethical heritage
  * Founded by Quakers in 1832 to address social needs
  * Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts
Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:43 24-Jun-05
Number	PRNUK-2406

Treasury Shares

24 June 2005

Friends Provident plc announces that following the transfer of 151,982 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,208,650 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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